Exhibit 8.1
SUBSIDIARIES OF THE REGISTRANT
1.	Jiangsu Linyang Solarfun Co., Ltd. (PRC)

2.	Linyang Solar Power Investment Holding Ltd. (BVI)

3.	Shanghai Linyang Solar Technology Co., Ltd. (PRC)

4.	Jiangsu Yangguang Solar Technology Co., Ltd. (PRC)

5.	Solarfun Power U.S.A. Inc. (USA)

6.	Jiangsu Linyang Solarfun Engineering Research and Development Center Co., Ltd. (PRC)

7.	Solarfun Power Hong Kong Limited (Hong Kong)

8.	Solarfun Power Deutschland GmbH (Germany)